Exhibit 99.1
EnCana plans to split along distinct business lines
to create two Calgary-headquartered energy companies
Restructuring to create two senior energy companies focused on unconventional resources:
An integrated oil company and a pure-play natural gas company
CALGARY, Alberta (May 11, 2008) — The Board of Directors of EnCana Corporation (TSX, NYSE: ECA) has unanimously approved a proposal to split EnCana into two highly focused energy companies — one a natural gas company with an outstanding portfolio of early life, North American, natural gas resource plays and the other a fully integrated oil company with industry-leading in-situ oilsands properties and top-performing refineries, as well as an underlying foundation of reliable oil and gas resource plays. This transaction is designed to enhance long-term value for EnCana shareholders by creating two highly sustainable, independent entities, each with an ability to pursue and achieve greater success by employing operational strategies best suited to its unique assets and business plans.
The proposed corporate reorganization would be implemented through a court-approved Plan of Arrangement. This transaction will create a publicly-traded integrated oil company with oilsands as the growth driver. This company, which has a working name of IntegratedOilCo (IOCo), will focus on the development of EnCana’s Canadian oilsands assets and refinery interests in the United States, underpinned by a well-established natural gas and oil production base in Alberta and Saskatchewan. IOCo assets, which encompass EnCana’s Integrated Oil and Canadian Plains divisions, represent about one-third of EnCana’s current production and proved reserves. EnCana’s other major operating divisions, Canadian Foothills and USA, will form a pure-play natural gas company, aimed at growing existing high-potential resource plays in Canada and the United States. With a working name of GasCo, it will represent about two-thirds of EnCana’s current production and proved reserves. It is expected that GasCo will retain the name EnCana Corporation. The permanent name of IOCo will be determined before the transaction closes.
EnCana shareholders to receive one share in each of the two companies
Under the proposed transaction, which is expected to be completed in early 2009, EnCana common shareholders will receive one share in each of GasCo and IOCo in exchange for each EnCana share held. The transaction is generally expected to be tax free to shareholders. EnCana intends that the initial combined dividends of the two companies will be equivalent to EnCana’s current dividend of US$1.60 per share annually. Dividends will be at the discretion of the respective boards of directors of each company. EnCana expects to continue recommending to its Board of Directors that the company pay a 40 cent per share quarterly dividend until the transaction is complete.
A tradition of shareholder value creation to continue in distinct energy pursuits
“Since its creation in 2002, EnCana has evolved into a leading producer of unconventional resources, achieving excellent financial and operating performance. Over the past five years, total shareholder return has been exceptional, providing a compound annual return of 24 percent on the TSX and 35 percent on the NYSE,” said David O’Brien, EnCana Chairman. “Going forward, one outstanding energy company is dividing into two exciting energy enterprises, each highly specialized, each with the objective of being a leader in its specific business and both resolutely focused on continuing a tradition of sustainable shareholder value creation.”

EnCana running strong, very well positioned for value creation
“We are initiating this process from a position of unprecedented strength. In the past few years, we have transformed EnCana into a leading producer of North American unconventional natural gas and integrated in-situ oil — a company with a unique, low-risk, sustainable growth profile. We have assembled an outstanding portfolio of unconventional natural gas, oil and in-situ oilsands assets. Our strong operational and financial performance has shown that our resource play model is working extremely well and we are ideally positioned for the future,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
“Our natural gas business is very strong. We have delivered consistent production increases and cost improvements and our existing and emerging plays hold great potential. We have become North America’s largest natural gas producer in one of the world’s lowest-risk regions and largest energy markets. Our integrated oilsands business is into its second year of our 50-50 joint venture with ConocoPhillips. This successful partnership strategically and financially links premier in-situ oilsands assets with industry-leading refinery assets, creating one of the industry’s lowest cost integrated oilsands developments,” Eresman said.
Division into distinct businesses will focus expertise to enhance value and capture opportunities
“It is from this strong base that we take this next step along the path of enhancing value for our shareholders. We strongly believe that companies need to have disciplined focus on their expertise and core strengths in order to achieve full value from their assets, to capture opportunities and to effectively respond to changing markets. With the creation of these two companies, each management team will focus more directly on the critical success factors in its respective businesses. They will be better equipped to direct their strategies and operations towards building value by tailoring practices and execution to fit the unique nature of their assets. As well, with greater transparency and focus, the investment community will be able to more easily follow and more accurately assess and value these companies,” Eresman said.
Updated EnCana guidance and supplemental transaction information posted on website
Concurrent with this announcement, EnCana has updated its estimates of 2008 pre-transaction cash flow to a range of between $9.6 billion and $10.0 billion to primarily reflect increases in forecasted commodity prices. Updated 2008 EnCana guidance, pro forma guidance for GasCo and IOCo and supplemental information about the proposed transaction will be posted on the company’s website www.encana.com.

Benefits of the transaction
This transaction is aimed at continuing to build on current success by offering a number of significant benefits which are expected to include:
•	Two pure-play onshore North American energy companies
•	a premier natural gas company that is almost exclusively focused on natural gas exploration and development of resource plays

•	a premier integrated oilsands business anchored by stable production and cash flow from well- established oil and gas resource plays
•	Mandate to pursue tailored strategies
•	provides each company with a clear mandate to pursue short and long-term strategies best suited to its unique assets and business plans
•	Expanded growth opportunities
•	improves and expands the strategic positioning and growth opportunities of each company
•	Two high-potential investments
•	existing shareholders can retain ownership in both companies
•	Experienced leadership
•	each company to be led by experienced directors and executives who have demonstrated success building EnCana
•	Sharpened focus, greater value transparency
•	greater clarity on specific strategies employed and increased financial transparency
•	Better valuation
•	investors and analysts will be able to more accurately compare and evaluate the stand-alone companies against peers, competitors, benchmarks and performance criteria
IOCo to focus on growing integrated oilsands business
Upon completion of this transaction, it is anticipated that IOCo will be positioned to deliver sustained growth from industry-leading oilsands properties that contain resources sufficient to fuel significant oilsands growth for decades ahead. IOCo will also capture the benefits of the full value chain through EnCana’s integration of two producing upstream Alberta oilsands assets — Foster Creek and Christina Lake, and two top-performing refineries at Wood River in Illinois and Borger in Texas. Upstream, construction is underway to increase production capacity more than 200 percent to an estimated average of about 110,000 net barrels of oil per day (bbls/d) by 2012. Current production is about 30,000 net bbls/d.
“I am excited to be part of this new high-growth integrated oil company and working with the people who will continue their history of ingenuity and success as we build even greater shareholder value from the company’s strong asset base. From the moment of its creation, we expect this company will be an industry leader in sustainable growth — reliably pursuing economic, environmental and socially responsive behaviour,” said Brian Ferguson, IOCo’s designated President and Chief Executive Officer and currently EnCana’s Chief Financial Officer. “IOCo will be a company that its 2,000 employees can be proud of.”
“We estimate that IOCo’s integrated oilsands assets are capable of achieving double-digit growth between now and 2016. We believe that its reservoirs are among the best in the oilsands business. Our oilsands teams have more than a decade of innovative technical and development experience in achieving industry-leading production and capital efficiencies. They have set the pace in reducing environmental impact and have consistently increased the energy efficiencies of daily production. In Saskatchewan, the Weyburn oil field is home to the world’s largest carbon sequestration project. It has garnered global attention as a potential way to help reduce greenhouse gas emissions, and we see a natural opportunity for transferring its technology to our oilsands projects. In addition, our well-established gas and oil resource plays, where we have identified an inventory of 9,500 future well locations, are positioned to deliver highly predictable and reliable production. These are ideal characteristics for building a financially strong, sustainable, integrated oil company that builds net asset value per share,” Ferguson said.

Large IOCo resource base
In October, 2006 EnCana announced that it had entered into an agreement with ConocoPhillips to create an integrated oil business. At that time, independently determined best estimates of recoverable bitumen for Foster Creek and Christina Lake were disclosed at more than 6.5 billion barrels and more than 2.5 billion barrels for Borealis, which is not part of the joint venture with ConocoPhillips. These estimates have not been updated and are not current. As a result of today’s announcement, the greater focus on the in-situ oilsands assets of IOCo and given that IOCo will have all of its upstream operations in Western Canada, it is anticipated that EnCana will be reviewing the need to report the in-situ resources and other assets to be held by IOCo under the standards required by Canadian securities regulatory authorities.
Planning for a decade of strong growth ahead
Over the next decade, IOCo’s target as part of the integrated oilsands joint venture with ConocoPhillips is to increase gross upstream bitumen production from Foster Creek and Christina Lake to approximately 400,000 bbls/d (200,000 bbls/d net to IOCo) and downstream refining capacity to about 510,000 bbls/d (255,000 bbls/d net to IOCo). IOCo’s well-established shallow gas resource plays in Alberta are capable of providing strong cash flow to help grow production from its high-quality oilsands resources. Natural gas is the source fuel for oilsands steam generation and IOCo’s gas production also serves as a natural hedge against volatile gas prices. IOCo’s assets will also include successful enhanced oil developments at Pelican Lake in northern Alberta. Future in-situ potential opportunities include SAGD development of the Borealis oilsands assets. During the first quarter of 2008, IOCo’s designated assets were producing about 100,000 bbls/d of oil and natural gas liquids (NGLs) and about 925 million cubic feet per day (MMcf/d) of natural gas, while the refinery assets were processing about 225,000 bbls of net oil per day.
“Complementing these upstream resources are two established refineries in Illinois and Texas, operated by Conoco-Phillips, which has a wealth of refining expertise. These industry-leading refineries allow us to capture the full value chain, from the oil well to transportation fuel markets. The Borger Refinery recently completed an expansion to process growing volumes of Canadian heavy oil and the coker and refinery expansion project at the Wood River Refinery is well defined and expected to proceed shortly. We expect that the future expansions of the upstream and downstream segments of our integrated oil business will be achieved at about one-half of the capital cost of similar and recently announced projects in Alberta,” Ferguson said.
“One of our fundamental objectives is to continue to build net asset value per share while also returning capital to shareholders. The company will target an annual production growth rate of 4 to 6 percent and is expected to deliver sufficient free cash flow to pay an attractive dividend and conduct a share buyback program,” Ferguson said. Dividends will be at the discretion of the IOCo board of directors.

GasCo to develop natural gas resource plays
Under the proposed transaction, GasCo will be a pure-play, natural gas company focused on growing its gas resource plays across North America. GasCo is expected to be the second largest gas producer in North America. The unconventional gas producer is expected to deliver long-term, low-risk growth from a strong portfolio of current and emerging resource plays in key basins in Alberta, British Columbia, Wyoming, Colorado, Texas, Louisiana and offshore Nova Scotia. GasCo will hold the company’s portfolio of prolific gas resource plays: CBM (coalbed methane) and Bighorn in Alberta, Cutbank Ridge and Greater Sierra in British Columbia, Jonah in Wyoming, Piceance in Colorado and Fort Worth and East Texas in Texas. GasCo is well positioned in most of the lowest supply cost basins in North America and continues to demonstrate one the lowest cost structures in the industry. In addition to these established plays, operating teams recently achieved some promising exploration results in a number of North American shale plays, such as Horn River in British Columbia and the Haynesville shale in Louisiana, plus the Mannville CBM play in central Alberta, and these plays have the potential to add significant depth to the company’s strong portfolio of natural gas assets. GasCo will also hold EnCana’s remaining international interests and midstream assets. It will target an annual production growth rate of 7 to 9 percent, and is expected to deliver sufficient free cash flow to pay an attractive dividend and conduct an active share buyback program. Dividends will be at the discretion of the GasCo board of directors.
“We will continue to pursue increasing shareholder value through the specialized pursuit of sustainable production growth from our strong portfolio of unconventional natural gas assets. We will remain focused on capital discipline generating strong free cash flow to be available to return to shareholders through share purchases and dividends as we build a company that acts in a conscientious, reliable manner in producing natural gas, the cleanest burning of fossil fuels, for people’s homes and workplaces,” said Eresman, GasCo’s designated President and Chief Executive Officer.
“GasCo will continue to build upon the engineering innovation and intellectual enthusiasm that our people have demonstrated by establishing our strong foothold in North American unconventional natural gas — built largely over the past five years. In the years ahead, our resource play development leaders will have many new opportunities to demonstrate their expertise in growing our large resource base and capturing the potential of our new and emerging plays,” Eresman said.
Two large energy firms to emerge
Both of these companies will be large, Calgary-headquartered enterprises with strong, visible growth profiles, competitive cost structures and solid financial positions. Based on expected market values, both companies would be among Canada’s 20 largest corporations and among the top six energy companies in Canada.
“Both companies intend to continue the tradition that created EnCana’s success, applying the principles of strong business leadership that are focused on the objectives of enhancing the value of every share, disciplined capital investment and cost management. They will operate in a principled and ethical manner, pursue energy efficiency in all operations, strive to be employers of choice and actively participate in helping to build the communities where they operate. These companies will strive to maintain the same corporate responsibility principles that EnCana has been proud of,” Eresman said.

Experienced leadership running each company from day one
From the first day of operations, both GasCo and IOCo will benefit from strong leadership — experienced energy industry directors and executives who have demonstrated success building EnCana. David O’Brien is designated Chairman of the Board of Directors of GasCo and Randy Eresman is a designated director of IOCo.
The designated executives of the two companies are:
IOCo:
•	Brian Ferguson, EnCana’s Chief Financial Officer, is designated President and Chief Executive Officer

•	Ivor Ruste, EnCana’s Chief Risk Officer, is designated Chief Financial Officer

•	John Brannan, President, Integrated Oil, will continue to lead this division

•	Don Swystun, President, Canadian Plains, will continue to lead this division
GasCo:
•	Randy Eresman is designated President & Chief Executive Officer

•	Sherri Brillon, EnCana’s Executive Vice-President, Strategic Planning & Portfolio Management, is designated Chief Financial Officer

•	Mike Graham, President, Canadian Foothills, will continue to lead this division

•	Jeff Wojahn, President, USA, will continue to lead this division
EnCana’s other corporate officers, Sheila McIntosh, Executive Vice-President, Corporate Communications; Bill Oliver, Executive Vice-President Corporate Development and President, Midstream & Marketing; Gerry Protti, Executive Vice-President, Corporate Relations and President, Offshore & International Division and Hayward Walls, Executive Vice-President, Corporate Services, will also have executive roles in one of the two companies.

IMPORTANT NOTE: EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production and reserves on an after-royalties basis. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
Pro forma IOCo and GasCo information1

	IOCo	GasCo
North American production (after royalties, 2008F)
Natural gas (MMcf/d)	860	2,920
Oil and NGLs (Mbbls/d)	102	30

Total (MMcfe/d)	1,470	3,100

Total (MBOE/d)	245	515

Proved reserves (year-end 2007)
Natural gas (Bcf)	2,020	11,280
Oil and NGLs (MMbbls)	827	100

Total (Bcfe)	6,980	11,880

Total (MMBOE)	1,165	1,980

Land (year-end 2007, millions net acres)
Developed	4.5	5.1
Undeveloped	3.9	11.3

Total[2]	8.4	16.4

Operating cash flow[3] (2008F, US$ billions)	4.2 - 4.6	7.9 - 8.2
Upstream operating costs (2008F, US$/Mcfe)	1.45	0.90
Number of employees (estimated)	~ 2,000	~ 3,500
Divisions	Integrated Oil	Canadian Foothills
	Canadian Plains	USA
Resource Plays	Foster Creek	CBM
	Christina Lake	Bighorn
	Borealis	Greater Sierra
	Shallow Gas	Cutbank Ridge
	Weyburn	Jonah
	Pelican Lake	Piceance
		East Texas
		Fort Worth
Refineries — net capacity (bbls/d)	Wood River — 153,000
	Borger — 73,000
Refining total — net capacity (bbls/d)	226,000
1 This table is based on an update of EnCana’s guidance, which has been posted on the company’s website www.encana.com, and has been apportioned to provide indicative figures for GasCo and IOCo. Final asset allocations for GasCo and IOCo may affect the above. Relevant assumptions and qualifications are contained in the note regarding Non-GAAP measures and the legal advisories starting on page 9 of this news release.
2 Includes land onshore North America only
3 Operating cash flow is defined as revenue, net of royalties less production and mineral taxes, transportation and selling costs, operating expenses and purchased product.
Financial Strategy
At inception, IOCo and GasCo intend to initially pursue the same financial strategy and use the same credit metrics that EnCana has employed. A target net debt-to-capitalization ratio of between 30 and 40 percent and a net debt to adjusted EBITDA of 1.0 to 2.0 times has been established for each entity. Management intends to capitalize each entity with a financing strategy that aligns with its business model and growth plans. Both companies will be targeting to maintain strong investment grade credit ratings. EnCana has been in discussions with the credit ratings agencies prior to this announcement.

At March 31, 2008 EnCana had long-term debt outstanding of about $10.1 billion, including approximately $8.2 billion in bonds and medium term notes. EnCana is working with its financial advisors to examine alternatives to provide an orderly and cost effective transition of debt between the entities. EnCana has suspended purchases under its Normal Course Issuer Bid program and intends to use free cash flow to reduce net debt levels prior to year-end. EnCana expects to have a net debt-to-capitalization ratio at the end of 2008 of approximately 30 percent. EnCana intends that the initial combined dividends of the two companies will be equivalent to EnCana’s current dividend of US$1.60 per share annually. Dividends will be at the discretion of the respective boards of directors of each company.
IOCo intends to arrange committed bank credit facilities to facilitate the closing of the transaction and assist with the orderly transition of debt between entities. These facilities are expected to be partially repaid from the subsequent issuance of long-term debt by IOCo.
Dividing the company along operational lines means business as usual
This transaction is expected to have minimal impact on EnCana’s employees, operations, suppliers, business partners and stakeholders. EnCana completed an internal reorganization into operating divisions in early 2007 to increase focus on specific aspects of each core asset, with many corporate functions embedded directly into each division. A high priority will be to place employees in EnCana’s corporate groups in appropriate positions in the two companies. Under the proposed transaction, EnCana’s Integrated Oil Division and Canadian Plains Division will become IOCo. GasCo will encompass the Canadian Foothills Division, the USA Division, the Offshore & International Division and the midstream assets. Each company will maintain its own energy marketing operations. During the reorganization, EnCana will conduct its business as usual honouring all business relationships, commitments and obligations, including its obligations with respect to The BOW office project, currently under construction, as each company expects to occupy a portion of the building. EnCana will provide further information for stakeholders as future developments warrant.
“We recognize change may cause uncertainty for employees and contractors, as well as our business partners, suppliers and our stakeholders in the communities where we operate. Through this transition period, we will work diligently to make these changes as seamless as possible. We are not contemplating any layoffs. In fact, with the strong growth potential of these two companies, we expect continued employment growth ahead in both companies. In past periods of organizational change, our staff has displayed strength and dedication while creating thriving new organizations and we are confident GasCo and IOCo will continue that practice,” Eresman said.
Reorganization to be completed through Plan of Arrangement
The proposed reorganization will be carried out pursuant to a court-approved Plan of Arrangement under the Canada Business Corporations Act and is subject to receipt of favourable rulings from Canadian and U.S. tax authorities, shareholder approval, approval of the Court of Queen’s Bench of Alberta, receipt of appropriate regulatory approvals and satisfaction of other customary closing conditions. The restructuring of the Canadian businesses will cause an acceleration of future taxes that will be recognized in 2008. The impact on 2008 cash taxes is expected to be an increase of approximately $1 billion. This is offset by a U.S. tax benefit which will accrue to GasCo in 2010 and subsequent years as a result of returning to independent producer status. The expected net present value of the tax cost of the restructuring is approximately $250 million.
A proxy circular setting out the details of the Plan of Arrangement is expected to be mailed to EnCana shareholders in the fall of 2008. EnCana expects, subject to the satisfaction of conditions and receipt of approvals, to complete the transaction in early 2009.
Costs of the transaction
Expenses of the transaction are expected to be less than $300 million after-tax, in the aggregate, and will be recorded as incurred and disclosed in each quarter for the appropriate company.

Financial and Legal Advisors
Merrill Lynch and RBC Capital Markets are acting as financial advisors to EnCana. CIBC World Markets is acting as financial advisor to the Board of Directors of EnCana, and has provided a verbal opinion that the consideration to be received pursuant to the transaction is fair, from a financial point of view, to EnCana common shareholders. Scotia Waterous Inc. and Lehman Brothers Inc. have been retained as strategic advisors by EnCana. Bennett Jones LLP, Felesky Flynn LLP, Paul, Weiss, Rifkind, Wharton & Garrison LLP and Dewey & LeBoeuf LLP are acting as legal advisors to EnCana. McCarthy Tétrault is acting as legal advisor to the Board of Directors of EnCana.
NEWS MEDIA BRIEFING TODAY
1 p.m. Mountain Time (3:00 p.m. Eastern Time)
EnCana Corporation will host a news media briefing today, Sunday May 11, 2008, to discuss today’s announcement. The media briefing is at 1 p.m. MT at Calgary’s Telus Convention Centre, in the McLeod E1 room on the lower level of the centre’s south building, 120-9th Avenue S.E., Calgary, Alberta
News media representatives can also participate by dialing (800) 733-7571 (toll-free in North America) or (416) 644-3414 approximately 10 minutes prior to the start of the briefing. An archived recording of the briefing will be available from approximately 3:30 p.m. MT on May 11, 2008 until midnight May 18, 2008 by dialling (877) 289-8525 or (416) 640-1917 and entering access code 21271661.
CONFERENCE CALL TODAY
2:30 p.m. Mountain Time (4:30 p.m. Eastern Time)
EnCana will hold a conference call and webcast for the investment community today, Sunday, May 11, 2008, beginning at 2:30 p.m. MT (4:30 p.m. ET). To participate, please dial (800) 930-1353 (toll-free in North America) or (913) 312-1487 approximately 10 minutes prior to the conference call and quote confirmation code 6177234. An archived recording of the call will be available from approximately 6:30 p.m. MT on May 11, 2008 until 6:30 p.m. on May 16, 2008 by dialing (888) 203-1112 or (719) 457-0820 and entering access code 6177234. Presentation slides to accompany this call are posted on EnCana’s website.
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investor Relations. The webcast will be archived for approximately 90 days.
NOTE: Non-GAAP measures
This news release contains references to cash flow, free cash flow, net debt, capitalization and adjusted earnings before interest, tax, depreciation and amortization (EBITDA).
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations.

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Free cash flow is a non-GAAP measure that EnCana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

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Net debt is a non-GAAP measure defined as long-term debt plus current liabilities less current assets. Capitalization is a non-GAAP measure defined as net debt plus shareholders’ equity. Net debt to capitalization and net debt to adjusted EBITDA are two ratios management uses to steward the company’s overall debt position as measures of the company’s overall financial strength.

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Adjusted EBITDA is a non-GAAP measure defined as net earnings from continuing operations before gain on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
EnCana Corporation
With an enterprise value of approximately $75 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities, which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” on page 2 in EnCana’s Annual Information Form, which is incorporated herein by reference.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana and the proposed transaction described above in this news release, including management’s assessment of future plans and operations relating to GasCo and IOCo, EnCana has included in this news release certain statements and information that are forward-looking statements or information within the meaning of applicable securities legislation, and which are collectively referred to herein as “forward-looking statements.” The forward-looking statements in this news release include, but are not limited to, statements and tables with respect to: the proposed transaction and expected future attributes of each of GasCo and IOCo following such transaction; the anticipated benefits of the transaction; future production growth; projections that IOCo will be an industry leader in sustainable growth; estimates of IOCo’s potential compound annual growth rate through 2012; estimates of future shallow gas drilling locations and the predictability of production and cash flow therefrom; projections of future refinery expansions and capacities (including the anticipated capital costs thereof and comparisons of such capital costs to the projected capital costs of Alberta based projects); the future development potential for the Borealis asset; GasCo’s expected ranking as a gas producer (including potential future production growth rates, free cash flow, dividends, and normal course issuer bid share purchases); estimates of EnCana’s 2008 cash flow; the expected size and ranking of GasCo and IOCo as compared to other companies in Canada and industry peers; the expected pro-forma characteristics of GasCo and IOCo (including estimated 2008 natural gas, oil and NGLs production, proved reserves, developed and undeveloped land holdings, operating cash flow, operating costs, employees, divisions, resource plays, refineries and refining capacities); the expected impact of the transaction on EnCana’s employees, operations, suppliers, business partners and stakeholders; statements respecting future pre-transaction and post-transaction financial metrics (including net debt to capitalization); estimated capitalization and adequacy thereof for each of GasCo and IOCo; expected credit ratings for each of GasCo and IOCo; the financing plans and initiatives that may be undertaken by IOCo; the projected tax consequences of the transactions, including the acceleration of future taxes and increase in cash taxes in 2008, and the tax impact on shareholders; the impact of the transactions on employment and employment growth; the expected date for mailing a proxy circular and completing the transactions; and the estimated costs of the transaction.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that circumstances, events or outcomes anticipated or implied by forward-looking statements will not occur, which may cause the actual performance and financial results in future periods to differ materially from the performance or results anticipated or implied by any such forward-looking statements. These risks and uncertainties include, among other things: risks associated with the ability to obtain any necessary approvals, waivers, consents, court orders and other requirements necessary or desirable to permit or facilitate the proposed transaction (including, regulatory and shareholder approvals); the risk that any applicable conditions of the proposed transaction may not be satisfied; volatility of and assumptions regarding oil and gas prices; assumptions contained in or relevant to the company’s current corporate guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability to successfully manage and operate the integrated North American oilsands business with ConocoPhillips; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and the application thereof to the business of GasCo and IOCo; the ability to replace and expand oil and gas reserves; the ability to generate sufficient cash flow from operations to meet current and future obligations; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Forward-looking information respecting anticipated 2008 cash flow, operating cash flow and pre-tax cash flow for EnCana, and for GasCo and IOCo pro-forma the proposed reorganization transaction, is based upon achieving average production of oil and gas for 2008 as set out above, average commodity prices for 2008 based on actual results for the first quarter of 2008, and for the balance of 2008, a WTI price of $100/bbl for oil, a NYMEX price of $10.25/Mcf for natural gas, an average U.S./Canadian dollar foreign exchange rate of $0.97, an average Chicago crack spread for 2008 of $12.00/bbl for refining margins, and an average number of outstanding shares for EnCana of approximately 750 million. Assumptions relating to forward looking statements generally include EnCana’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
EnCana Corporate Communications
Investor contact:	Media contact:
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751